

September 16, 2010

Tanir Horn
Chief Financial Officer
On Track Innovations Ltd.
Z.H.R. Industrial Zone
P.O. Box 32
Rosh Pina, 12000
Israel

> **Re:** **On Track Innovations Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Form 6-K filed August 9, 2010**
> **File No. 000-49877**

Dear Ms. Horn:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2009

L. Revenue recognition, page F-15

1.   We note the disclosure on page 9 that you market and sell products using a network of distributors. However, we did not see any related discussion in your revenue recognition policy regarding how you recognize revenue on shipments to distributors. Accordingly, please describe for us your accounting policy for recognizing revenue on shipments to distributors, including the significant terms of your sales arrangements and any return or price protection rights you grant. Please also revise future filings to address our concerns.

2.   In this regard, we note the disclosure in the second paragraph of your policy that license technology revenue is recognized when "no significant customer acceptance requirements exist." Please describe for us the customer acceptance provisions including in your technology license agreements and clarify for how those acceptance provisions impact the timing of your revenue recognition.

Form 6-K filed August 9, 2010

3.   We note that you present a non-GAAP condensed statement of operation and in addition, present your non-GAAP reconciliation in an income statement format. This format may be confusing to investors as it also reflects several non-GAAP measures, including non-GAAP cost of sales, non-GAAP gross profit, non-GAAP research and development expenses, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP amortization of intangible assets, non-GAAP total operating expenses, non-GAAP operating profit, non-GAAP profit (loss) before taxes on income, non-GAAP net profit (loss) from continuing operations, non-GAAP net loss from discontinued operation, non-GAAP net profit (loss), non-GAAP net profit (loss) attributable to shareholders, and non-GAAP basic and diluted net profit (loss) attributable to shareholders per ordinary share from continuing operations and from discontinued operations, which have not been described to investors. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. We additionally note that you are incorporating by reference this Form 6-K into various Securities Act registration statements and are therefore required to provide all the disclosures required by Item 10(e)(1)(i) of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors. Please tell us how your current non-GAAP presentation and discussion complies with Item 10(e)(1)(i) of Regulation S-K. You may refer to Questions 102.10 and 106.03 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations (C&DIs) updated January 15, 2010 available at the SEC website: http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Tanir Horn
On Track Innovations Ltd.
September 16, 2010
Page 3

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Julie Sherman, Accounting Reviewer, at (202) 551-3640 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3212 with any questions.

                 Sincerely,

                 Jeff Jaramillo
                 Accounting Branch Chief